
June 11, 2018

Ronald Domanico
Chief Financial Officer
The Brink's Company
P.O. Box 18100
1801 Bayberry Court
Richmond, VA 23226-8100

  Re: The Brink's Company
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed March 1, 2018
    Form 8-K
    Furnished February 7, 2018
    File No. 001-09148

Dear Mr. Domanico:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Division of Corporation Finance
             Office of Transportation and Leisure